Banc of America Securities LLC
9 West 57th Street
New York, NY 10019
March 18, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MGIC Investment Corporation Registration Statement on Form S-1 (SEC File No. 333-149506
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of MGIC Investment Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on March 24, 2008 or as soon thereafter as practicable.
Pursuant to Rule 460 under the Act, please be advised that the undersigned anticipates that it will distribute the following approximate number of copies of the Preliminary Prospectus dated March 18, 2008 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	2,502
Dealers
Institutions	578
Others	10
Total	3,090

Very truly yours, BANC OF AMERICA SECURITIES LLC As Representative of the several underwriters
By:	/s/ Thomas Morrison
	Name:	Thomas Morrison
	Title:	Managing Director, Equity Capital Markets